[Translation]

To Whom It May Concern:

                                                                October 20, 2006

                      Company Name:       TOYOTA MOTOR CORPORATION
                      Name and Title of Representative:
                                          Katsuaki Watanabe, President
                      (Code Number:       7203
                                          Securities exchanges throughout Japan)
                      Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                      (Telephone Number:  0565-28-2121)


                Notice Concerning the Dissolution of a Subsidiary


We hereby give notification that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on October 20, 2006, TMC resolved to dissolve its subsidiary, Toyota Motor Asia Pacific Co., Ltd., as described below.

1. Facts of Toyota Motor Asia Pacific Co., Ltd.

   Company Name:             Toyota Motor Asia Pacific Co., Ltd.
   Date of Incorporation:    July 2006
   Location:                 186/1 Mool Old Railway Rd., T. Samrong Tai,
                             U.Prapradaeng, Samutprakarn, Thailand
   Representative:           Ryoichi Sasaki
   Capital:                  10 million baht
   Number of Issued Shares:  10,000 shares
   Number of Employees:      7 persons
   Shareholder Composition:  TMC 100%
   Contents of Business:     Support of TMC's production operations in Asia and
                             Oceania

2. Reason for Dissolution

   In order to further develop and strengthen organizational collaboration of production and technical functions with the aim to promote production preparations and cost reduction efforts in Asia and Oceania, TMC has decided to consolidate Toyota Technical Center Asia Pacific Thailand Co. Ltd. (TTCAP-TH), which serves a technical function in Asia and Oceania, with Toyota Motor Asia Pacific Co., Ltd, which was expected to serve a production support function in the same region and which will be liquidated.


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3. Schedule for Liquidation

   Liquidation proceedings are scheduled to begin promptly, in or after November 2006.

4. Anticipated Effects on the Consolidated Revenues and Income

   The anticipated effects on TMC and the Consolidated business results are minor.